UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2015
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the Transition Period from                       to                      .

Commission file number: 001-05519

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CDI Corporation
401(k) Savings Plan

B. Name of the Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CDI Corp. 1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768 (Address of principal executive offices)

CDI CORPORATION
401(k) SAVINGS PLAN
Form 11-K

For the Annual Period Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:
We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 27, 2016

FINANCIAL STATEMENTS

CDI Corporation
401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits

	December 31,
	2015	2014

Assets:
Cash and cash equivalents	$4	$13

Investments at fair value:
Investments	235,342,636	240,788,501
Fully benefit-responsive investment contract	28,717,617	29,485,831
Total investments at fair value	264,060,253	270,274,332

Receivables:
Employer contributions receivable	64,201	92,857
Employee contributions receivable	438,549	631,347
Notes receivable from participants	4,944,990	4,487,678
Fee income receivable	197,276	—
Total receivables	5,645,016	5,211,882
Total Assets	269,705,273	275,486,227

Liabilities:
Administrative expenses payable	39,255	—
Net assets reflecting investments at fair value	269,666,018	275,486,227
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(223,960)	(546,945)
Net assets available for plan benefits	$269,442,058	$274,939,282

See accompanying notes to financial statements.

CDI Corporation
401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2015	2014

Additions:
Interest, dividend and fee income	$8,647,983	$9,869,044
Employee contributions	25,247,884	24,291,881
Employer contributions (net of forfeitures of $171,629 - 2015 and $119,726 - 2014)	2,651,883	2,532,941
Net (depreciation) appreciation in fair value of investments	(7,672,922)	7,488,001
Total additions	28,874,828	44,181,867

Deductions:
Withdrawals and distributions	(34,288,149)	(38,769,513)
Administrative expenses	(83,903)	(3,954)
Total deductions	(34,372,052)	(38,773,467)

Net (decrease) increase in net assets available for plan benefits	(5,497,224)	5,408,400

Net assets available for plan benefits:
Beginning of year	274,939,282	269,530,882
End of year	$269,442,058	$274,939,282

See accompanying notes to financial statements.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(1) Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corporation (the “Company” or the "Plan Sponsor") and those of its subsidiaries that have adopted the Plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)    Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b)    Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company and each of its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans sponsored by the participants' previous employer.

(c)    Investment Income

Interest and dividends earned by each of the investment vehicles are reinvested in the same investment vehicle. Such amounts are credited to the participants' accounts based on the terms of the Plan.

(d)    Vesting

All participants are fully vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are fully vested at all times in their employer matching contributions account, with some exceptions as noted below. The exceptions pertain to the CDI-Infrastructure, LLC and DSPCon Corporation subsidiaries of the Company where vesting of matching contributions takes place on a six-year graduated basis for matching contributions made before January 1, 2012. The vesting of matching contributions made on or after January 1, 2012 for all participants will take place on a three-year graduated schedule based on years of service. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2015 and 2014, the Plan had forfeitures of $24,646 and $54,617, respectively, available to reduce future employer contributions.

(e)    Fee Income

A portion of service fees are returned to the Plan based on a revenue sharing arrangement with Great-West Life & Annuity Company (“Administrative Service Provider”). The revenue sharing amounts received are credited to an administrative account, which is used to pay administrative expenses incurred by the Plan. During 2015 and 2014, the Plan earned $284,453 and $87,837, respectively, in fee income. As of December 31, 2015 and 2014, the balance in the administrative account was $138,999 and $88,605 respectively.

(f)    Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 ½. Prior to the age of 59 ½, participants can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable regulations under the IRC.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in certain situations, in annual installments.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(g)    Notes Receivable from Participants

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Plan Sponsor's parent. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant's vested account balance or $50,000 reduced by the participant's highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Interest rates on outstanding loans at December 31, 2015 range from 4.25% to 10.25%.

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

(2) Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)    Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

(c)    Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, Fair Value Disclosures, for a discussion of fair value measurements.

Security transactions are accounted for on the trade date for securities purchased or sold, which may result in amounts due from brokers related to unsettled trades. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)    Administrative Expenses

Administrative expenses, such as auditing, legal fees and investment advisory services incurred in the operation of the Plan are paid out of the Plan Sponsor's ERISA budget account. The ERISA budget account was established as a result of a negotiated arrangement between the Plan Sponsor and Administrative Service Provider for purposes of allocating some or all of the service fees that the Administrative Service Provider receives from the Plan's investments for the payment of Plan expenses. These Plan expenses are reflected in the accompanying statements of changes in net assets available for plan benefits for the year ended December 31, 2015. Administrative expenses in excess of the ERISA budget account are paid by the Company and its participating subsidiaries.

(e)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)    Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits as of December 31, 2015 and 2014 present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

The following table outlines the credit rating, fair value and adjustment to contract value of the Plan's fully benefit-responsive investment contract at December 31, 2015 and 2014:

	December 31, 2015
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value

Putnam Fiduciary Trust Company
Collective Investment Trust for
Employee Benefit Plans	Aa3/AA-/AA-	$28,717,617	$(223,960)	$28,493,657

	December 31, 2014
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value

Putnam Fiduciary Trust Company
Collective Investment Trust for
Employee Benefit Plans	Aa3/AA-/AA-	$29,485,831	$(546,945)	$28,938,886

(g)    Payment of Benefits

Benefits are recorded when paid.

(3) Impact of Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07) . ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share as a practical expedient. It also removes the requirement to make certain disclosures for all investments valued using NAV as a practical expedient. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Company has elected to early adopt ASU 2015-07 as permitted, and the presentation in Note 4, Fair value Disclosures, has been applied retrospectively.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. The Company will retrospectively adopt ASU 2015-12 for the plan year end December 31, 2016.

(4) Fair Value Disclosures

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly, for substantially the full-term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual Funds - The value of the shares in a mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded on the last business day of the year. Mutual funds are classified within Level 1 in the fair value hierarchy tables below.

Common Collective Trust Funds:

•
The Putnam Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts. The fair values of participation units held in the stable value fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan's interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date. The fair value of Putnam Stable Value Fund was $28,717,617 at December 31, 2015. The contract value of the fund was $28,493,657 as of December 31, 2015. The average yield and crediting rates were approximately 1.92% and 1.92% for the year ended December 31, 2015. The average yield and crediting rates were approximately 1.93% and 2.03% for the year ended December 31, 2014.

•
The Putnam S&P 500 Index Fund is a common collective trust fund that provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date. The fair value of the Putnam S&P 500 index fund was $18,402,253 as of December 31, 2015.

•
The Great-West Lifetime Asset Allocation Trust I (2015, 2025, 2035, 2045, 2055) Indexes represent portfolios of global equities, bonds and traditional inflation hedges such as commodities and TIPS. The investment objective of each fund is to seek capital appreciation and income. After the target year noted in the name of the Fund, the investment objective is to seek income and secondarily, capital growth. Investments in units of the underlying collective funds and shares of underlying mutual funds are valued at their unit value or NAV as reported by the underlying fund. The unit value of each Fund is determined by dividing the net assets attributable to the fund by the number of outstanding units of each Fund on each valuation date. The aggregate fair value of the Great-West Lifetime Asset Allocation Trust I Funds was $79,345,480 as of December 31, 2015.

CDI Corp. common stock - Valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year and is classified within Level 1 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

The following tables outline, by major category, the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

		Fair Value Measurements At December 31, 2015 Using
Description	Fair Value Measurements at December 31, 2015	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Large Cap	$64,127,154	$64,127,154	$—	$—
International	25,721,261	25,721,261	—	—
Bond	11,481,835	11,481,835	—	—
Balanced	11,677,732	11,677,732	—	—
Mid Cap	16,671,458	16,671,458	—	—
Small Cap	6,547,492	6,547,492	—	—
Total mutual funds	136,226,932	136,226,932	—	—
Common Collective Trust Funds:
Putnam Stable Value Fund (a), (b)	28,717,617	—	—	—
Putnam S&P 500 Index Fund (b)	18,402,253	—	—	—
Great-West Lifetime Asset Allocation Trusts (b)	79,345,480	—	—	—
Total common collective trust funds	126,465,350	—	—	—
CDI Corp. common stock	1,367,971	1,367,971	—	—
Total investments at fair value	$264,060,253	$137,594,903	$—	$—

(a) Contract value is $28,493,657 - See Note 2, Summary of Significant Accounting Policies.
(b)  In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair value hierarchy to the amounts presented in in the statements of net assets available for plan benefits.

		Fair Value Measurements At December 31, 2014 Using
Description	Fair Value Measurements at December 31, 2014	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Large Cap	$64,568,150	$64,568,150	$—	$—
International	27,270,698	27,270,698	—	—
Bond	12,118,554	12,118,554	—	—
Balanced	13,464,279	13,464,279	—	—
Mid Cap	15,218,955	15,218,955	—	—
Small Cap	7,291,051	7,291,051	—	—
Total mutual funds	139,931,687	139,931,687	—	—
Common Collective Trust Funds:
Putnam Stable Value Fund (a), (b)	29,485,831	—	—	—
Putnam S&P 500 Index Fund (b)	18,065,938	—	—	—
Great-West Lifetime Asset Allocation Trusts (b)	79,331,593	—	—	—
Total common collective trust funds	126,883,362	—	—	—
CDI Corp. common stock	3,459,283	3,459,283	—	—
Total investments at fair value	$270,274,332	$143,390,970	$—	$—

(a) Contract value is $28,938,886 - See Note 2, Summary of Significant Accounting Policies.
(b) In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair value hierarchy to the amounts presented in in the statements of net assets available for plan benefits.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(5) Investments

The individual investments that represent five percent or more of the Plan's net assets available for plan benefits as of December 31, 2015 and 2014 are as follows:

	December 31,
Investment	2015	2014

JP Morgan Large Cap Growth Select	$29,745,998	$28,083,959
Putnam Stable Value Fund (a)	28,493,657	28,938,886
Great-West Lifetime 2025 Trust I	26,341,433	27,004,139
Great-West Lifetime 2035 Trust I	23,046,461	22,151,221
Alger Cap Appreciation Fund	20,934,964	20,306,775
Putnam S&P 500 Index Fund	18,402,253	18,065,938
Putnam Equity Income Fund (b)	—	16,177,416
American Funds New Perspective Fund	14,084,509	14,656,188
Great-West Lifetime 2015 Trust I (b)	—	14,603,840

(a)	Represents the contract value.
(b)	Represents less than 5% of net assets available for plan benefits as of this date.

During the years ended December 31, 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) depreciated in value by $(7,672,922) in 2015 and appreciated by $7,488,001 in 2014, respectively, as follows:

Class of Investment	2015	2014

Mutual Funds	$(4,592,703)	$1,046,489
Common Collective Trust Funds	(1,007,424)	6,615,004
CDI Corp. common stock	(2,072,795)	(173,492)
	$(7,672,922)	$7,488,001

(6) Federal Income Taxes

The Internal Revenue Service ("IRS") has issued a letter of determination dated September 17, 2015, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examination for years prior to 2012.

(7) Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries have the right under the Plan provisions to terminate their participation in the Plan, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(8) Related Party Transactions

Plan investments amounting to $146,521,585 and $150,618,272 at December 31, 2015 and 2014, respectively, are held in funds sponsored by Great-West Trust Company, LLC and Putnam Fiduciary Trust Company, the trustee of the Plan. Plan investments amounting to $1,367,971 and $3,459,283 at December 31, 2015 and 2014, respectively, are held in a stock fund consisting solely of common stock of the Plan Sponsor's parent CDI Corp.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to midterm and such changes could materially affect participants' account balances and the amounts reported on the statements of net assets available for plan benefits accompanying these notes.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2015 and 2014 to the Form 5500:

	December 31,
	2015	2014

Net assets available for plan benefits per the financial statements	$269,442,058	$274,939,282
Employee contributions receivable	(438,549)	(631,347)
Employer contributions receivable	(64,201)	(92,857)
Deemed distributed loans	(647,101)	(475,369)
Fee income receivable	(197,276)	—
Administrative expense payable	39,255	—
Net assets available for plan benefits per the Form 5500	$268,134,186	$273,739,709

The following is a reconciliation of the contributions per the financial statements for the year ended December 31, 2015 to the Form 5500:

December 31,
2015

Contributions per the financial statements	$27,899,767
Employer contributions receivable	(64,201)
Employer contributions rec. in prior year, realized in current year	92,857
Employee contributions receivable	(438,549)
Employee contributions rec. in prior year, realized in current year	631,347
Contributions per the Form 5500	$28,121,221

The following is a reconciliation of the net decrease in net assets available for plan benefits per the financial statements for the year ended December 31, 2015 to the Form 5500:

December 31,
2015

Net decrease in net assets available for plan benefits per the financial statements	$(5,497,224)
Change in employee contributions receivable	192,798
Change in employer contributions receivable	28,656
Change in deemed distributed loans	(171,732)
Change in fee income receivable	(197,276)
Change in administrative expense payable	39,255
Net increase in net assets available for plan benefits per the Form 5500	$(5,605,523)

SUPPLEMENTAL SCHEDULE

CDI Corporation
401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	Identity of Issuer, borrower, lessor, or similar party	Shares held by the Plan	Cost	Current Value

	Cash and Cash Equivalents		**	$4
	Alger Cap Appreciation Fund	790,595	**	20,934,964
	American Century Midcap Value	351,246	**	5,128,183
	American Funds Europacific Growth Fund	121,194	**	5,394,359
	American Funds New Perspective Fund	395,854	**	14,084,509
	Blackrock Global Allocation	76,948	**	1,379,687
	Blackrock Inflation Protected BD	211,724	**	2,184,992
	Columbia Mid Cap Index R5	103,051	**	1,444,782
	Columbia Small Cap Index R5	55,457	**	1,140,196
	Delaware Smid Cap Growth	311,394	**	10,098,493
	Great-West Lifetime 2015 Trust I	1,243,642	**	13,171,374
	Great-West Lifetime 2025 Trust I	2,455,780	**	26,341,433
	Great-West Lifetime 2035 Trust I	2,114,545	**	23,046,461
	Great-West Lifetime 2045 Trust I	1,140,035	**	12,477,540
	Great-West Lifetime 2055 Trust I	396,206	**	4,308,672
	Voya Global REIT Fund	95,105	**	1,859,309
	Invesco Small Cap Equity Institutional Portfolio	372,403	**	5,407,296
	John Hancock Balanced Fund	582,798	**	10,298,045
	JP Morgan Core Bond Fund Select	125,545	**	1,448,782
	JP Morgan Large Cap Growth Select	835,562	**	29,745,998
	Oppenheimer Developing Market Fund	71,351	**	2,139,832
*	Putnam Equity Income Fund	698,504	**	13,446,192
*	Putnam Income Fund	948,356	**	6,610,043
*	Putnam S&P 500 Index Fund	287,401	**	18,402,253
*	Putnam Stable Value Fund	28,180,311	**	28,717,617
	Templeton Global Bond Fund	162,482	**	1,873,421
	TIAA-CREF International EQ IDX Retire	21,502	**	369,831
	Vanguard Total Bond Market Index	116,356	**	1,238,018
*	CDI Corp. Stock Fund	202,362	**	1,367,971
*	Participant Loans (a)		—	4,944,990
				$269,005,247

*	Party-in-interest as defined by ERISA.
**	Not required to be reported as investment is participant-directed.
(a)	Loans bear interest at the Prime rate plus 2.0% at the time of the loan and interest rates range from 4.25% to 10.25%, maturing through 2025.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CDI CORPORATION 401(k) SAVINGS PLAN
Date:	June 27, 2016	By:	/s/ Brian D. Short
Brian D. Short
Member, CDI Corporation 401(k) Savings
Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm